Exhibit 99.1

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility on Financial Statements

The management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts that are based on management's informed judgments and estimates where necessary.

The Company has established internal accounting control systems which are designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the Company’s accounting records. The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these consolidated financial statements. The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.

The Audit Committee reviews the consolidated financial statements of the Company with management and the external auditors prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Audit Committee reviews the independence of the external auditors and pre-approves audit and permitted non-audit services. The Shareholders have appointed KPMG LLP as the external auditors of the Company. The Independent Auditors’ Report of Registered Public Accounting Firm to the Board of Directors and Shareholders, which describes the scope of their examination and express their opinion, are included with the consolidated financial statements for the year ended December 31, 2016.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under both the Securities Exchange Act of 1934 and NI 52-109, as amended. Internal control over financial reporting is designed by, or designed under the supervision of, our President and CEO and our Executive Vice President, Finance and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our President and CEO and our Executive Vice President, Finance and CFO, an evaluation of the design and effectiveness of our internal control over financial reporting was conducted as of December 31, 2016 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2016 the Company did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2016 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included with the consolidated financial statements for the year ended December 31, 2016.

(signed) “Brent A. Eshleman”	(signed) “Edward J. Brown”

Brent A. Eshleman, P.Eng.	Edward J. Brown, CPA, CA
President and CEO	Executive Vice President, Finance and CFO

March 14, 2017

Bellatrix Exploration Ltd.	1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Bellatrix Exploration Ltd.

We have audited the accompanying consolidated financial statements of Bellatrix Exploration Ltd., which comprise the Consolidated Balance Sheets as at December 31, 2016 and December 31, 2015, the Consolidated Statements of Comprehensive Income (Loss), Shareholders’ Equity and Cash Flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bellatrix Exploration Ltd. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bellatrix Exploration Ltd.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of Bellatrix Exploration Ltd.’s internal control over financial reporting.

(signed) “KPMG LLP”

Chartered Professional Accountants

March 14, 2017
Calgary, Canada

Bellatrix Exploration Ltd.	2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bellatrix Exploration Ltd.

We have audited Bellatrix Exploration Ltd. (“the Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company as at December 31, 2016 and December 31, 2015, and the related Consolidated Statements of Comprehensive Income (Loss), Shareholders’ Equity and Cash Flows for the years then ended, and our report dated March 14, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

(signed) “KPMG LLP”

Chartered Professional Accountants

March 14, 2017
Calgary, Canada

Bellatrix Exploration Ltd.	3

BELLATRIX EXPLORATION LTD.
CONSOLIDATED BALANCE SHEETS (expressed in Canadian dollars)
As at December 31,

($000s)	2016	2015

ASSETS
Current assets
Accounts receivable (note 17)	$39,227	$57,261
Current portion of loans receivable (note 7)	6,225	-
Deposits and prepaid expenses	5,205	8,130
Marketable securities	4,322	-
Current portion of risk management asset (note 17)	-	8,845
	54,979	74,236

Risk management asset (note 17)	445	6,953
Loans receivable (note 7)	8,775	-
Deferred taxes (note 13)	63,713	59,255
Exploration and evaluation assets (note 6)	29,246	87,919
Property, plant and equipment (note 7)	1,296,572	1,474,849
Total assets	$1,453,730	$1,703,212

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$77,334	$87,312
Advances from joint venture partners	1,361	22,958
Current portion of other deferred liabilities (note 10)	7,899	1,974
Current portion of deferred capital obligation (note 17)	18,165	-
Current portion of risk management liability (note 17)	13,936	390
Current portion of bank debt (note 8)	19,143	-
	137,838	112,634

Bank debt (note 8)	-	340,743
Convertible Debentures (liability component) (note 8)	37,420	-
Senior Notes (note 8)	324,691	332,024
Risk management liability (note 17)	2,646	-
Other deferred liabilities (note 10)	21,148	10,816
Deferred capital obligation (note 17)	3,725	-
Decommissioning liabilities (note 9)	62,844	96,423
Total liabilities	590,312	892,640

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 11)	1,068,084	1,000,100
Convertible Debentures (equity component) (note 8)	7,818	-
Contributed surplus	54,418	50,706
Retained earnings (deficit)	(266,902)	(240,234)
Total shareholders’ equity	863,418	810,572
Total liabilities and shareholders’ equity	$1,453,730	$1,703,212

COMMITMENTS (note 18)

See accompanying notes to the consolidated financial statements.

On behalf of the Board of Directors

(signed) “Keith S. Turnbull”	(signed) “W.C. (Mickey) Dunn”

Keith S. Turnbull, B.Sc., CPA, CA	W.C. (Mickey) Dunn
Director, Chairman, Audit Committee	Director, Chairman of the Board

Bellatrix Exploration Ltd.	4

BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in Canadian dollars)

For the years ended December 31,

($000s, except per share amounts)	2016	2015

REVENUES
Petroleum and natural gas sales	$220,124	$323,312
Royalties	(18,636)	(33,454)
Other income	7,750	10,006
Total revenues net of royalties	209,238	299,864

Realized gain on commodity contracts	19,892	7,183
Unrealized gain (loss) on commodity contracts	(29,525)	12,942
Revenues net of royalties and financial instrument commodity contracts	199,605	319,989

EXPENSES
Production	113,589	118,880
Transportation	12,108	17,146
General and administrative	19,919	23,372
Loss on marketable securities	678	-
Share-based compensation (note 12)	3,784	3,581
Depletion and depreciation (note 7)	136,518	185,679
Impairment (reversal) and (gain) loss on dispositions (note 7)	(93,333)	478,022
	193,263	826,680

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	6,342	(506,691)

Finance expenses (note 14)	48,063	41,836
Realized gain on foreign exchange (note 15)	(277)	(34)
Unrealized (gain) loss on foreign exchange (note 15)	(7,918)	36,556

NET PROFIT (LOSS) BEFORE TAXES	(33,526)	(585,049)

TAXES
Deferred tax expense (recovery) (note 13)	(6,858)	(140,841)

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(26,668)	$(444,208)

Net profit (loss) per share (note 16)
Basic	($0.12)	($2.31)
Diluted	($0.12)	($2.31)

See accompanying notes to the consolidated financial statements.

Bellatrix Exploration Ltd.	5

BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(expressed in Canadian dollars)

For the year ended December 31,

($000s)	2016	2015

SHAREHOLDERS’ CAPITAL (note 11)
Common shares (note 11)
Balance, beginning of year	$1,000,100	$1,000,041
Issued for property acquisition	29,178	-
Share issue costs on property acquisition, net of tax effect	(98)	-
Issued for cash on equity issue	40,400	-
Share issue costs on equity issue, net of tax effect	(1,781)	-
Share-based compensation awards	285	-
Issued for cash on exercise of share options	-	45
Contributed surplus transferred on exercised options	-	14
Balance, end of year	1,068,084	1,000,100

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 8)
Balance, beginning of year	-	-
Conversion feature of Convertible Debentures issued, net of tax effect	7,818	-
Balance, end of year	7,818	-

CONTRIBUTED SURPLUS
Balance, beginning of year	50,706	44,302
Share-based compensation expense	4,463	7,091
Adjustment of share-based compensation expense for forfeitures of unvested share options	(751)	(673)
Transfer to share capital for exercised options	-	(14)
Balance, end of year	54,418	50,706

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	(240,234)	203,974
Net profit (loss)	(26,668)	(444,208)
Balance, end of year	(266,902)	(240,234)

TOTAL SHAREHOLDERS’ EQUITY	$863,418	$810,572

See accompanying notes to the consolidated financial statements.

Bellatrix Exploration Ltd.	6

BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars)

For the year ended December 31,

($000s)	2016	2015

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net profit (loss)	$(26,668)	$(444,208)
Adjustments for:
Depletion and depreciation (note 7)	136,518	185,679
Impairment (reversal) and (gain) loss on dispositions (note 7)	(93,333)	478,022
Accretion on decommissioning obligations (note 9)	1,713	1,803
Effective interest on Senior Notes	2,601	1,442
Effective interest on Convertible Debentures	722	-
Share-based compensation (note 12)	3,936	3,974
Unrealized (gain) loss on commodity contracts	29,525	(12,942)
Unrealized foreign exchange (gain) loss (note 15)	(7,918)	36,556
Loss on marketable securities	678	-
Deferred tax expense (recovery) (note 13)	(6,858)	(140,841)
Decommissioning costs incurred	(2,927)	(2,725)
Change in non-cash working capital (note 20)	(443)	(3,685)
	37,546	103,075

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital, net of issue costs (note 11)	37,825	45
Issuance of Convertible Debentures, net of issue costs (note 8)	47,610	-
Issuance of Senior Notes, net of issue costs (note 8)	(55)	291,642
Settlement of share based payments	(730)	(1,037)
Advances from loans and borrowings	1,481,308	3,381,665
Repayment of loans and borrowings	(1,802,909)	(3,590,713)
Financing obligations	(3,997)	(1,574)
Deferred lease inducements	(340)	(340)
Deferred capital obligations	(3,291)	-
Change in non-cash working capital (note 20)	601	4,248
	(243,978)	83,936

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets (note 6)	(2,349)	(4,102)
Additions to property, plant and equipment (note 7)	(76,531)	(155,526)
Proceeds on sale of property, plant and equipment	296,638	15,436
Change in non-cash working capital (note 20)	(11,326)	(42,819)
	206,432	(187,011)

Change in cash	-	-

Cash, beginning of year	-	-

Cash, end of year	$-	$-

Cash paid:
Interest	$40,464	$33,212
Taxes	-	-

See accompanying notes to the consolidated financial statements.

Bellatrix Exploration Ltd.	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These consolidated financial statements (“financial statements”) were authorized by the Board of Directors on March 14, 2017. The Company prepared these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.	Basis of measurement

The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments, marketable securities and liabilities for cash-settled share-based payment arrangements measured at fair value. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality, and within the framework of the significant policies summarized in note 3. The preparation of the financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Accordingly, the actual results could differ from those estimated. Significant estimates and judgments used in the preparation of the financial statements are detailed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES

a.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiary. All inter-entity transactions have been eliminated.

b.	Revenue Recognition

Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

• Bellatrix has transferred the significant risks and rewards of ownership of the goods to the purchaser;

• Bellatrix retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

• the amount of revenue can be measured reliably;

• it is probable that the economic benefits associated with the transaction will flow to Bellatrix; and

• the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Bellatrix Exploration Ltd.	8

Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements and is included with petroleum and natural gas sales.

Capital processing charges to other entities for use of facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.

c.	Transportation

Costs paid by Bellatrix for the transportation of crude oil, natural gas, condensate and NGLs to the point of title transfer are recognized when the transportation is provided.

d.	Joint Interests

A significant portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result, the financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

Bellatrix is a partner in the Grafton Joint Venture, the CNOR Joint Venture, and the Troika Joint Venture (all as defined below), which have all been separately assessed and classified under IFRS as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity, the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations. The Company considered these factors, as well as the terms of the individual agreements, in determining the classification of a joint operation to be appropriate for each arrangement. For purposes of disclosure throughout the financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

Grafton Joint Venture – Bellatrix has a joint venture (the “Grafton Joint Venture”) with Grafton Energy Co I Ltd. (“Grafton”) in the Willesden Green and Brazeau areas of West-Central Alberta. Under the agreement, Grafton contributed 82% to the joint venture to earn 54% of Bellatrix’s working interest (“WI”) in each well drilled in the well program until payout on the total program (being recovery of Grafton's capital investment plus an 8% internal rate of return), reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”) on Bellatrix’s pre-Grafton Joint Venture WI. In December 2016, Bellatrix and Grafton terminated the remainder of the development program under the Grafton Joint Venture. As a result, Bellatrix and Grafton have no further obligation to drill additional wells thereunder. The parties continue to have joint operations in existing wells related to the executed capital program.

CNOR Joint Venture – Bellatrix and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., have a multi-year joint venture arrangement (the “CNOR Joint Venture”). CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's WI before payout and automatically converting to a 10.67% GORR on Bellatrix's pre-joint venture WI after payout (being recovery of CNOR’s capital investment plus an 8% return on investment).

Troika Joint Venture – Bellatrix has a joint venture (the “Troika Joint Venture”) with TCA Energy Ltd. ("TCA") in the Ferrier Cardium area of West-Central Alberta, whereby Troika contributed 50% towards a capital program and received a 35% WI until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's WI. During the fourth quarter of 2015, Bellatrix and TCA mutually agreed to discharge the remainder of the drilling program under the Troika Joint Venture agreement. As a result, Bellatrix and TCA have no further obligation to drill additional wells thereunder, but continue to have ongoing joint operations under the joint venture arrangement.

Bellatrix Exploration Ltd.	9

e.	Property, Plant and Equipment and Exploration and Evaluation Assets

I.	Pre-exploration expenditures

Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed by the Company as incurred.

II.	Exploration and evaluation expenditures

Once the legal right to explore has been acquired, costs incurred are capitalized as intangible exploration and evaluation assets (“E&E). These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to an identifiable well and directly attributable general and administrative costs. These costs are accumulated in cost centres by property and are not subject to depletion, until technical feasibility and commercial viability have been determined.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, or if facts and circumstances suggest that the carrying amount is unlikely to be recovered.

III.	Developing and production costs

Items of property, plant and equipment (“PP&E”), which include oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and accumulated impairment losses net of recoveries.

Gains and losses on disposal of an item of PP&E, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of PP&E, and are recognized within the Consolidated Statements of Comprehensive Income (Loss).

IV.	Joint arrangements

The Company has entered into certain joint arrangements whereby the joint arrangement partner (“partner”) will earn a working interest on certain properties through the payment of a pre-determined portion of the costs of drilling, completing and equipping. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the partner on the well, refer to ‘Dispositions’ below for further discussion. Bellatrix has both exploration and evaluation assets and property, plant and equipment assets that are subject to these arrangements.

V.	Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

VI.	Depletion and depreciation

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes in relation to total estimated proven and probable reserves as determined annually by independent engineers and determined in accordance with National Instrument 51-101 Standards of Disclosure of Oil and Gas Activities. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proven and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved and probable reserves are fully produced.

Bellatrix Exploration Ltd.	10

Depreciation is recognized to expense the cost of significant components of assets less their residual values over their useful lives.

The Phase 1 of the Alder Flats Plant and associated equipment are depreciated using the straight-line method over estimated useful lives as follows:

•	General plant and processing equipment - 40 years

•	Other properties and equipment - 10 years

•	Turnarounds - 5 years

Depreciation of office furniture and equipment is provided for on a 20% declining balance basis.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and, if necessary, any changes would be accounted for prospectively.

VII.	Dispositions

Gains on disposal of an item of PP&E or E&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E or E&E and are recognized separately in the Consolidated Statements of Comprehensive Income (Loss). Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain or loss is recognized in the Consolidated Statements of Comprehensive Income (Loss). A gain on disposition is recognized for each well drilled under the Grafton Joint Venture and the Troika Joint Venture to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture Agreement, Grafton contributed 82% of the total capital costs required for each well under the Grafton Joint Venture Agreement, and in return earned 54% of Bellatrix’s WI in each well drilled until payout.

Under the Troika Joint Venture Agreement, Troika contributed 50% of the total capital costs required for each well under the Troika Joint Venture Agreement, and in return earned 35% of Bellatrix’s WI in each well until payout.

f.	Impairment and Impairment Reversal

I.	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

II.	Non-financial assets

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The Company regularly reviews the composition and determination of its CGUs. The composition of each CGU is determined based on factors such as common processing facilities, sales points, and commonalities in the geological and geophysical structure of individual assets.

Bellatrix Exploration Ltd.	11

Developing and producing assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The impairment test is performed at the asset or CGU level.

The recoverable amount of an asset or a CGU is the greater of its value in use (“VIU”) and its fair value less costs to sell (“FVLCS”). FVLCS is determined to be the amount for which the asset could be sold in an arm’s length transaction. FVLCS can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs. VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the Company’s Consolidated Statement of Comprehensive Income (Loss) in the period in which it occurs.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

E&E assets are grouped together with the Company’s CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (oil and natural gas interests in PP&E).

g.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, if the risks have not been incorporated into the estimate of cash flows. The increase in the provision due to the passage of time is recognized within finance expense.

I.	Decommissioning liabilities

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. Changes in the present value of the estimated expenditure are reflected as an adjustment to the liability and the relevant asset. The accretion or unwinding of the discount on the decommissioning provision is recognized as a finance expense. Actual costs incurred upon settlement of the decommissioning liabilities are charged against the provision to the extent the provision was recognized.

II.	Environmental liabilities

The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations. The estimates are subject to revision in future periods based on actual costs incurred or new circumstances. Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.

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h.	Share-based Payments

I.	Equity-settled transactions

Bellatrix accounts for options issued under the Company’s share option plan by reference to the fair value of the equity instruments granted. The fair value of each share option is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus. The Company estimates a forfeiture rate on the grant date and the rate is adjusted to reflect the actual number of options that actually vest. The expected life of the options granted is adjusted, based on the Company’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

II.	Cash-settled transactions

The Company’s Deferred Share Unit Plan (the “DSU Plan”) is accounted for as a cash settled share based payment plan in which the fair value of the amount payable under the DSU Plan is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.

In 2016, the shareholders and the TSX approved the issuance of common shares on settlement of Restricted Awards and Performance Awards (the “Award Plan”). As a result, awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. The Company’s Restricted and Performance Award Plan is accounted for as a cash settled share based payment plan in which the fair value of the amounts payable under the Award Plan are recognized incrementally as an expense over the term of the corresponding grant, with a corresponding change in liabilities.

i.	Income Taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

I.	Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid, to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, by the date of the statement of financial position.

II.	Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted, or substantively enacted, by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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j.	Financial Instruments

All financial instruments, including all derivatives, are recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in income. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to income when derecognized or impaired. The Company has the following classifications:

Financial Assets and Liabilities	Category	Subsequent Measurement
Accounts receivable	Loans and receivables	Amortized cost
Loans receivable	Loans and receivables	Amortized cost
Deposits and prepaid expenses	Other assets	Amortized cost
Marketable securities	Held-for-trading	Fair value through profit or loss; Level 1
Commodity risk management contracts	Held-for-trading	Fair value through profit or loss; Level 2
Foreign exchange risk management contracts	Held-for-trading	Fair value through profit or loss; Level 2
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Deferred share units	Other liabilities	Fair value through profit or loss; Level 1
Restricted awards	Other liabilities	Fair value through profit or loss; Level 1
Performance awards	Other liabilities	Fair value through profit or loss; Level 2
Advances from joint venture partners	Other liabilities	Amortized cost
Bank debt	Other liabilities	Amortized cost
Senior Notes	Other liabilities	Amortized cost
Convertible Debentures	Other Liabilities	Amortized cost
Deferred capital obligation	Other Liabilities	Amortized cost
Finance lease obligation	Other liabilities	Amortized cost

Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.

The Company utilizes financial derivatives and commodity sales contracts requiring physical delivery to manage the price risk attributable to anticipated sale of petroleum and natural gas production and foreign exchange exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, financial derivatives are classified as fair value through profit or loss and are recorded on the balance sheet at fair value.

The derivative financial instruments are initiated within the guidelines of the Company’s corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet, to specific firm commitments, or forecasted transactions.

The Company accounts for its commodity sales and purchase contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items, in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, physical sales and purchase contracts are not recorded at fair value on the balance sheet. Settlements on these physical sales contracts are recognized in petroleum and natural gas sales.

Financial instruments measured at fair value on the balance sheet require classification into one of the following levels of the fair value hierarchy:

▪	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

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▪	Level 2 – Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

▪	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The Company has categorized its financial instruments that are fair valued on the balance sheet according to the fair value hierarchy.

k.	Compound Financial Instruments

The Company's compound financial instruments are comprised of its Convertible Debentures that can be converted to common shares at the option of the holder. The number of shares to be issued does not vary with changes in fair value.

The liability component of the Convertible Debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the Convertible Debenture and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the Convertible Debentures is measured at amortized cost using the effective interest method. The equity component of the Convertible Debentures is not re-measured subsequent to initial recognition

l.	Lease Obligations

Leases which effectively transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases and are accounted for as an acquisition of an asset and an assumption of an obligation at the inception of the lease, measured as the present value of minimum lease payments to a maximum of the asset’s fair value. The asset is amortized in accordance with the Company’s depletion and depreciation policy. The obligations recorded under finance lease payments are reduced by the lease payments made.

Assets held under other leases are classified as operating leases and are not recognized in the balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received from landlords are deferred and recognized as an integral part of the total lease expense, over the term of the lease.

m.	Basic and Diluted per Share Calculations

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. The Company uses the treasury share method to determine the dilutive effect of share options. Under the treasury share method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted per share amounts.

n.	Finance Income and Expenses

Finance income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises interest expense on borrowings, amortization of deferred charges, accretion of the discount rate on provisions and impairment losses recognized on financial assets.

o.	Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are recognized in profit or loss using the effective interest method. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

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p.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

q.	Business Combinations

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the aggregate consideration transferred, measured at the acquisition date fair value. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in profit or loss. If the cost of the acquisition is more than the fair value of the net assets acquired, the difference is recognized on the balance sheet as goodwill. Acquisition costs incurred are expensed.

r.	Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.

Bellatrix’s functional and presentation currency is Canadian dollars.

4.	CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

The consolidated financial statements of the Company have been prepared by management in accordance with IFRS. The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period and accompanying notes. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a.	Critical Accounting Judgments

I.	Oil and gas reserves

Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization, and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

II.	Identification of CGUs

Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of its assets.

III.	Impairment Indicators and Impairment Reversal

Judgment is required to assess when impairment indicators exist and impairment testing is required. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimate of reserves, production rates, future oil and natural gas prices, future costs, discount rates, market value of land and other relevant assumptions.

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IV.	Joint Arrangements

Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.

Once joint control has been established, judgment is also required to classify the joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form. And terms agreed upon by the parties sharing control. An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation. An arrangement in which these criteria are not met is classified as a joint venture.

b.	Critical Estimates and Assumptions

I.	Recoverability of asset carrying values

The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.

The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

II.	Decommissioning obligations

Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

III.	Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

IV.	Business combinations

The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or goodwill. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.

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5.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The following pronouncements from the International Accounting Standards Board (“IASB”) are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This standard is effective for annual periods beginning on or after January 1, 2018 with different transitional arrangements depending on the date of initial application. Bellatrix does not currently apply hedge accounting to its financial instrument contacts and does not currently intend to apply hedge accounting to any of its financial instrument contracts upon adoption of IFRS 9.

IFRS 15 - “Revenue from Contracts with Customers”, which provides a five-step model to be applied to all contracts formed with customers. The standard specifies when an entity will recognize revenue and provides guidance regarding disclosures relating to revenue recognition. IFRS 15 is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018. Bellatrix intends to adopt IFRS 15 on a retrospective basis on January 1, 2018. Bellatrix is currently in the process of identifying underlying revenue contracts with customers to determine the impact, if any, that the adoption of IFRS 15 will have on its financial statements.

IFRS 16 - "Leases”, replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The extent of the impact of the adoption of IFRS 16 has not yet been determined.

6.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2014	$123,639
Additions	4,102
Impairment loss	(4,542)
Transfer to oil and natural gas properties	(35,280)
Balance, December 31, 2015	87,919
Additions	2,349
Dispositions	(31,176)
Transfer to oil and natural gas properties	(29,846)
Balance, December 31, 2016	$29,246

Exploration and evaluation (“E&E”) assets consist of Bellatrix’s exploration projects which are pending the determination of proved or probable reserves and production. Additions represent Bellatrix’s share of costs incurred on E&E assets during the year.

Impairment

As at December 31, 2016, Bellatrix did not identify indicators of impairment or impairment reversal with respect to its E&E assets. For the year ended December 31, 2015, indicators of impairment were identified based on industry fundamentals and capital allocation decisions in the prior year. The recoverable amounts of E&E assets were determined using internal estimates of the fair value of undeveloped land based principally on recent and relevant land sales. Bellatrix recognized non-cash impairment of $4.5 million on E&E assets, where the carrying values exceeded the recoverable amounts. Impairment is recognized as an expense included in the Company’s consolidated statement of comprehensive income (loss) in the period in which it occurs. The impairment recorded at December 31, 2015 may be reversed at such time that the fair value of the impaired E&E assets increases.

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7.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Operated Facilities	Office furniture and equipment	Total
Cost
Balance, December 31, 2014	$2,411,772	$41,760	$22,749	$2,476,281
Additions	100,009	71,914	3,441	175,364
Transfer from exploration and evaluation assets	35,280	-	-	35,280
Joint venture wells	29,493	-	-	29,493
Transfers	-	(8,639)	-	(8,639)
Disposals	(10,856)	-	-	(10,856)
Balance, December 31, 2015	2,565,698	105,035	26,190	2,696,923
Additions	61,002	9,590	230	70,822
Acquisition	29,735	-	-	29,735
Transfer from exploration and evaluation assets	29,846	-	-	29,846
Joint venture wells	6,687	-	-	6,687
Disposals	(658,014)	(58,565)	-	(716,579)
Balance, December 31, 2016	$2,034,954	$56,060	$26,420	$2,117,434

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2014	$523,689	$-	$5,294	$528,983
Charge for time period	180,113	1,829	3,737	185,679
Impairment loss	507,412	-	-	507,412
Balance, December 31, 2015	1,211,214	1,829	9,031	1,222,074
Charge for time period	131,468	1,862	3,188	136,518
Disposals	(272,026)	(1,704)	-	(273,730)
Impairment (reversal)	(264,000)	-	-	(264,000)
Balance, December 31, 2016	$806,656	$1,987	$12,219	$820,862

Carrying amounts
At December 31, 2015	$1,354,484	$103,206	$17,159	$1,474,849
At December 31, 2016	$1,228,298	$54,073	$14,201	$1,296,572

Impairment loss (reversal) and (gain) loss on dispositions
($000s)	2016	2015
Impairment loss (reversal) – PP&E	$(264,000)	$507,412
Impairment loss – E&E (note 6)	-	4,542
(Gain) loss on dispositions	170,667	(33,932)
Impairment (reversal) and (gain) loss on dispositions	$(93,333)	$478,022

Bellatrix has included $0.95 billion (2015: $1.12 billion) for future development costs and excluded $46.0 million (2015: $75.9 million) for estimated salvage from the depletion calculation for the three months ended December 31, 2016. Operated facilities includes capital associated with Phase I of the Alder Flats Plant, as well as capital associated with Phase II and related infrastructure. Costs of facilities under construction of $27.7 million related to Phase II of the Alder Flats Plant were excluded from depreciation calculations for the three months ended December 31, 2016.

Business Combination

Bellatrix completed a property acquisition of complementary assets within its core Ferrier area for total consideration of $29.2 million, paid through the issuance of 20,547,576 common shares of Bellatrix. In accordance with IFRS, a property acquisition is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs. Bellatrix assessed the property acquisition and determined it to constitute a business combination under IFRS.

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The estimated fair value of the property, plant and equipment acquired was determined using observable market metrics. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. The fair value of identifiable assets acquired and liabilities assumed is final. The acquired assets consisted of $29.7 million of oil and natural gas properties, the value of which was determined using observable market metrics in addition to $0.5 million of decommissioning liabilities assumed as a result of the acquisition. The acquired assets were originally earned by Grafton under the $250 million joint venture between Bellatrix and Grafton, and consist of Grafton’s interest in 18 gross wells (representing Grafton’s pre-payout interest in such wells) and related lands, rights and interests currently operated by Bellatrix. The acquired assets produced an average of approximately 2,000 boe/d net to Grafton in the month prior to acquisition (79% natural gas weighted). The closing date of the transaction was June 22, 2016.

Dispositions

During the second quarter of 2016, Bellatrix sold certain production facilities to a third party midstream company for proceeds of $75 million effective May 3, 2016. Pursuant to the agreement, Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and will pay an annual rental fee over the eight year duration of the agreement. In addition, Bellatrix retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Payments for use of the facilities are treated as an operating lease and included in Bellatrix’s corporate commitments.

During the third quarter of 2016, Bellatrix completed a $112.5 million disposition of a 35% working interest in the Alder Flats Plant (“Alder Flats Plant Sale”). As part of the transaction, Bellatrix and Keyera entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following completion of the transaction, Bellatrix retains a 25% interest in the Alder Flats Plant, and has the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the agreement at a cost of $8 million.

Bellatrix recorded a gain on disposition of $9.8 million in relation to the Company’s disposed working interest in Phase 1 of the Alder Flats Plant and a deferred gain of $10.7 million related to the prepayment for the working interest in Phase 2 of the Alder Flats Plant which is currently under construction. Bellatrix recorded a deferred capital obligation of $25.2 million for the remaining Phase 2 costs to be incurred to construct and commission Phase 2, related to Keyera’s 35% working interest, and a deferred financing obligation of $9.9 million.

During the fourth quarter of 2016, Bellatrix completed two asset dispositions. Firstly, Bellatrix completed the Pembina property sale for total consideration of $47 million, consisting of approximately $42 million in cash and 2,171,667 common shares of the purchaser with a fair value of $5 million at the time of sale. Bellatrix recorded a loss of $26.2 million on the disposition. Secondly, Bellatrix completed the Harmattan property sale for total consideration of $80 million. Pursuant to the Harmattan asset sale, the Company received net cash proceeds of approximately $65 million, and made a $15 million vendor take back loan (“VTB Loan”) to the purchaser. The VTB Loan bears interest at 10% per annum and is secured by a first lien charge against the assets sold.  The terms of the VTB Loan also provide that a minimum of 50% of the net operating income from the assets sold will be earmarked for principal repayment on a quarterly basis, together with accrued interest. The VTB Loan has a 2 year maturity date and no prepayment penalties. The VTB Loan is a loan receivable at December 31, 2016, with an estimate of the current portion of the loan receivable of $6.2 million and $8.8 million as a long term loan receivable. Bellatrix recorded a loss of $147.7 million on the disposition. The net cash proceeds from the Pembina and the Harmattan property sales were used to reduce the Company's outstanding bank debt.

For the year ended December 31, 2016, the Company recognized total net gains on disposition of $6.7 million, relating to gains on wells drilled under the Grafton Joint Venture that was terminated in December 2016 (2015: $39.9 million on wells drilled under the Grafton Joint Venture and the joint venture between Bellatrix and TCA Energy Ltd. that was terminated in the fourth quarter of 2015) which were completed and tied-in during the quarter as well as adjustments for wells completed and tied in during prior periods. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company.

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For the year ended December 31, 2016, the Company capitalized $7.0 million (2015: $9.5 million) of general and administrative expenses and $1.4 million (2015: $2.6 million) of share-based compensation expense directly related to exploration and development activities.

Impairment Loss (Reversal)

Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s CGUs. At December 31, 2016, impairment reversal indicators were identified for the Company’s core Central Alberta CGU, primarily as a result of a significant increase in the reserves evaluation due to a combination of actual well performance exceeding previous estimates resulting in strong positive technical revisions and infill drilling additions in 2016. Additionally, as a result of the dispositions in the period and considering the Company’s focus of development, certain assets were moved from the core Central Alberta CGU into a new non-core South Central CGU. An impairment indicator was identified for this CGU given the Company is no longer focused on actively developing these assets.

For the year ended December 31, 2016, a non-cash impairment reversal of $307 million was recognized in the Company’s core Central Alberta CGU, representing the maximum amount of impairment reversal able to be taken based on prior impairment loss less depletion and dispositions. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2016 was $1.3 billion. A non-cash impairment loss of $43 million was recognized in the Company’s non-core South Central CGU. The estimated recoverable amount of the South Central CGU was $64 million. No impairment was recognized in the Company’s non-core North Alberta and South Alberta CGUs in 2016.

The recoverable amount of the Central Alberta and South Central CGUs as at December 31, 2016 was determined using a VIU approach, as Bellatrix determined that VIU was greater than FVLCS, incorporating the following information:

a)	The net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserve evaluator at December 31, 2016, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves (Level 3 of the fair value hierarchy). The reserve evaluation is based on an estimated remaining reserve life up to a maximum of 50 years.

Key input estimates used to determine the present value of expected future net cash flows include:

a)	Reserves – An external reserve engineering report which incorporates a full evaluation of reserves is prepared on an annual basis with internal reserve updates completed at each quarterly period. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data. Changes in these judgments may have a material impact on the estimated reserves. These estimates may change, resulting in either negative or positive impacts to net earnings as further information becomes available and as the economic environment changes.

b)	Commodity prices – Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows. Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, foreign exchange rates, economic, and geopolitical factors.

c)	Discount rates – Discount rates used to calculate the present value of expected future cash flows are based on estimates of the recoverability of asset values in the current industry market conditions. Changes in the general economic environment could result in significant changes to these estimates.

Bellatrix Exploration Ltd.	21

The VIU determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 10-20% and the following forward commodity price estimates:

Year	Edmonton Crude Ref Oil ($/bbl) (1)	AECO Natural Gas ($/MMBtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2017	68.33	3.47	47.83	23.92	75.17	1.33
2018	72.32	3.42	52.07	25.31	79.55	1.29
2019	76.05	3.59	54.75	26.62	83.65	1.25
2020	79.54	3.93	57.27	27.84	87.50	1.21
2021	82.82	4.01	59.63	28.99	91.11	1.18
2022	88.60	4.17	63.79	31.01	97.46	1.18
2023	90.37	4.27	65.07	31.63	99.41	1.18
2024	92.18	4.43	66.37	32.26	101.39	1.18
2025	94.02	4.52	67.69	32.91	103.42	1.18
2026	95.90	4.61	69.05	33.57	105.49	1.18
Thereafter	+2% per year	+2% per year	+2% per year	+2% per year	+2% per year	1.18

(1) The InSite price forecasts, effective January 1, 2017.

A 1% increase to the discount rates applied in the impairment calculation for the South Central CGU would result in an increase in impairment loss of approximately $5 million for the year ended December 31, 2016, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized. A 1% change in the discount rates applied in the impairment reversal calculation for the Central Alberta CGU would have no impact the impairment reversal recorded at December 31, 2016.

At December 31, 2015, impairments indicators were identified and impairment tests were completed for each of the Company’s CGUs primarily as a result of depressed crude oil and natural gas forecasts of forward commodity prices.

For the year ended December 31, 2015, the impairment tests resulted in the recognition of non-cash impairment of $507.4 million in the Company’s Central Alberta CGU. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2015 was $1.4 billion. No impairment was recognized in the Company’s North Alberta and South Alberta CGUs in 2015. The FVLCS determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 10-14% and the following forward commodity price estimates:

Year	Canadian Light Sweet Crude ($/bbl) (1)	AECO Gas ($/MMBtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2016	55.89	2.57	38.73	9.76	60.16	1.33
2017	66.47	3.14	46.91	15.88	70.95	1.25
2018	73.21	3.47	52.58	24.09	78.05	1.20
2019	81.35	3.80	59.42	30.49	86.58	1.18
2020	84.57	3.99	62.81	33.69	90.00	1.18
2021	87.88	4.13	62.25	34.95	93.46	1.18
2022	92.01	4.30	68.33	36.45	97.79	1.18
2023	96.24	4.48	71.46	38.06	102.23	1.18
2024	98.17	4.60	72.90	38.79	104.29	1.18
2025	99.94	4.70	74.22	39.50	106.16	1.18
Thereafter	+1.8% per year	+1.8% per year	+1.8% per year	+1.8% per year	+1.8% per year	1.18

(1) The average of GLJ Petroleum Consultants, McDaniel & Associates Consultants, and Sproule price forecasts, effective January 1, 2016.

Bellatrix Exploration Ltd.	22

8.	DEBT

($000s)	2016	2015
Current bank debt	$19,143	$-
Bank debt	-	340,743
Convertible Debentures (liability component)	37,420	-
Senior Notes (mature on May 15, 2020)	324,691	332,024
Debt	$381,254	$672,767

Bank Debt

At December 31, 2016, the Company had $19.1 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”) at a weighted average interest rate of 4.45%. The Company completed its November 30, 2016 semi-annual borrowing base redetermination on November 7, 2016, concurrent with the closing of the Pembina property sale. Pursuant to the redetermination, the total commitments under the Credit Facilities were set at $130 million. On December 21, 2016, following the completion of the $80 million Harmattan property sale and the application of the net proceeds therefrom, the borrowing base under the Company’s Credit Facilities was redetermined at $100 million. The Company’s Credit Facilities are available on an extendible revolving term basis and consists of a $20 million operating facility provided by a Canadian bank and an $80 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

The Credit Facilities have a maturity date of, and are fully revolving until, October 1, 2017. The maturity date may be further extended for a period of up to three years with the consent of the lenders. Should the Credit Facilities not be extended, the outstanding balance is due upon maturity. The borrowing base is subject to redetermination on or before May 31, 2017.

For the year ended December 31, 2016, the amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio (defined below). A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio (defined below). The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

Convertible Debentures

At December 31, 2016 Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Indenture”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Maturity Date”). Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62) prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day prior to the Maturity Date, (ii) the last business day immediately preceding any Redemption Date (as defined in the Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Indenture) on the last business day preceding the date of payment. The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days’ and not less than 30 days’ prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the TSX for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Maturity Date, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days, at a price equal to their principal amount plus accrued and unpaid interest. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

Bellatrix Exploration Ltd.	23

On a redemption date or on the Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Indenture) has occurred and is continuing, Bellatrix may, at its option, on not more than 60 days and not less than 40 days prior notice, elect to satisfy our obligation to repay, in whole or in part, the principal amount of the Convertible Debentures which are to be redeemed, or which will mature, by issuing and delivering freely tradable common shares of the Company to the holders of the Convertible Debentures. Payment for such Convertible Debentures, subject to the election, would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed, or which will mature, by 95% of the current market price of the common shares on such redemption date or Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.

($000s)	Liability Component	Equity Component
Balance, December 31, 2015	$-	$-
Issuance of Convertible Debentures	38,540	11,460
Issue costs	(1,842)	(548)
Deferred income tax liability	-	(3,094)
Effective interest on Convertible Debentures	722	-
Balance, December 31, 2016	$37,420	$7,818

Senior Notes

At December 31, 2016, the Company had outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%. Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	Amount
Balance, December 31, 2014	$-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss(1) (2)	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	$332,024
Unrealized foreign exchange gain (3) (4)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	$324,691

(1)	Exchange rate (CDN$/US$1.00) at December 31, 2015 was 1.3840.
(2)	Amount does not include unrealized gain on foreign exchange contracts of $2.5 million.
(3)	Exchange rate (CDN$/US$1.00) at December 31, 2016 was 1.3427.
(4)	Amount does not include unrealized loss on foreign exchange contracts of $2.0 million.

Bellatrix Exploration Ltd.	24

Covenants

At December 31, 2016, the Credit Facilities contain a single financial covenant, which requires that the Company will not permit its ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities (“Credit Agreement”) and adjusted for non-cash charges, for a trailing twelve month period to exceed a specified amount (the “Senior Debt Covenant”). Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred financing obligations, deferred capital obligations and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes and Convertible Debentures (liability component), decommissioning liabilities and deferred tax liability. Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition).

The Senior Notes do not contain any financial covenants but contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and the Senior Notes, and the Company’s compliance therewith as at December 31, 2016:

	Covenant as at December 31, 2016		Position at December 31, 2016

Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.50	x	1.57	x

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage (3)	2.25	x	1.65	x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at December 31, 2016 was $96.1 million.

(2) “EBITDA” refers to earnings before interest, taxes, depletion, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2016 was $61.1 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges).   For the trailing twelve months ended December 31, 2016, fixed charges were $41.2 million and consolidated cash flow was $67.9 million.

As at December 31, 2016, total outstanding letters of credit were $13.1 million which reduced the amount otherwise available to be drawn under the Credit Facilities. As at December 31, 2016, the Company’s trailing twelve month EBITDA was $61.1 million and Senior Debt was $96.1 million, resulting in a Senior Debt to EBITDA ratio of 1.57 times.

9.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. At December 31, 2016, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $97.9 million (2015: $140.0 million) which will be incurred between 2018 and 2066. A risk-free rate between 0.83% and 2.34% (2015: 0.49% and 2.16%) and an inflation rate of 2.0% (2015: 2.0%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2016.

Bellatrix Exploration Ltd.	25

($000s)	2016	2015
Balance, beginning of year	$96,423	$88,605
Incurred on development activities	911	2,556
Acquired through business combinations	552	-
Revisions on estimates	(5,219)	3,459
Reversed on dispositions	(31,536)	-
Accretion expense	1,713	1,803
Balance, end of year	$62,844	$96,423

During the year ended December 31, 2016, decommissioning liabilities decreased by $31.5 million as a result of dispositions in the 2016 period and $5.2 million resulting from changes in estimates, partially offset by an increase of $0.9 million as a result of $78.7 million incurred in relation to development activities, $0.5 million as a result of acquisitions in the period and $1.7 million as a result of charges for the unwinding of discount rates used for assessing liability fair values. The $5.2 million decrease in decommissioning liabilities between December 31, 2016 and December 31, 2015 resulting from revisions on estimates were primarily due to increased market interest rates which increases the discount rates applied to the valuation of the liabilities. In addition, changes to estimates also resulted from the revisions to timing and amounts of future decommissioning cash flows for certain wells and facilities made to better reflect anticipated abandonment timelines and future cash outlays.

10.	OTHER DEFERRED LIABILITIES

($000s)	December 31, 2016	December 31, 2015
Deferred liabilities (current)
Current portion of finance lease obligation	$1,539	$1,634
Current portion of deferred lease inducements	340	340
Current portion of deferred financing obligations (1)	6,020	-
Current portion of other deferred liabilities	$7,899	$1,974

Deferred liabilities (long term)
Finance lease obligation	$6,890	$8,429
Deferred lease inducements	2,047	2,387
Deferred financing obligations (1)	1,505	-
Deferred gain (1)	10,706	-
Other deferred liabilities	$21,148	$10,816

(1) Pursuant to the Alder Flats Plant Sale Bellatrix recognized a deferred gain and a deferred financing obligation as part of the disposition. Refer to financial statement note 7 for additional information

Finance Lease Obligations

The Company entered into separate agreements in 2010, 2011 and 2012 to raise $15.3 million for the Company’s proportionate share of the construction of certain facilities.

The agreements resulted in the recognition of finance leases for the use of the constructed facilities. The agreements will expire in years 2030 to 2032, or earlier if certain circumstances are met. At the end of the term of each agreement, the ownership of the facilities is transferred to the Company. Assets under these finance leases at December 31, 2016 totaled $15.3 million (2015: $15.3 million) with accumulated depreciation of $3.7 million (2015: $3.0 million).

Bellatrix Exploration Ltd.	26

The following is a schedule of future minimum lease payments under the finance lease obligations:

Year ending December 31,	($000s)
2017	$2,718
2018	2,138
2019	1,317
2020	1,240
2021	1,164
Thereafter	7,614
Total lease payments	16,191
Amount representing implicit interest at 15.28%	(7,762)
Total lease obligation at December 31, 2016	$8,429

Current portion of finance lease obligation at December 31, 2016	$(1,539)
Long term finance lease obligation at December 31, 2016	$(6,890)

11.	SHAREHOLDERS’ CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At December 31, 2016, no preferred shares have been issued. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends as may be declared by the Board of Directors from time to time; no dividends were declared by the Board of Directors during the years ended December 31, 2016 or 2015.

	2016		2015
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	191,963,910	$1,000,100	191,950,576	$1,000,041
Shares issued for property acquisition	20,547,576	29,178	-	-
Share issue costs on property acquisition, net of tax effect	-	(98)	-	-
Issued for cash on equity issue (1)	33,794,576	40,400	-	-
Share issue costs on equity issue, net of tax effect	-	(1,781)	-	-
Share based compensation awards	279,766	285	-	-
Shares issued for cash on exercise of options	-	-	13,334	45
Contributed surplus transferred on exercised options	-	-	-	14
Balance, end of year	246,585,828	$1,068,084	191,963,910	$1,000,100

(1) In August 2016, Bellatrix issued 25,000,000 subscription receipts at a price of $1.20 per subscription receipt for total gross proceeds of $30 million. Proceeds were used to reduce indebtedness under the Company’s credit facilities. Additionally, in October 2016, Bellatrix issued 8,474,576 common shares on a “flow-through” basis in respect of Canadian Development Expenses (“CDE”) at a price of $1.18 per share resulting in gross proceeds of $10 million. Proceeds were used to partially finance the Company’s drilling and complete expenditures during the remainder of 2016.

12.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the year ended December 31, 2016:

($000s)	Share Options	Deferred Share Units	Restricted Awards(2)	Performance Awards(2)	Total
Expense (recovery) for the year ended December 31, 2016 (1)	$2,565	$834	$241	$144	$3,784
Liability balance, December 31, 2016	$-	$2,360	$1,038	$751	$4,149

(1) The expense for share options is net of adjustments for forfeitures of $0.8 million, and capitalization of $1.1 million. The expense for restricted awards is net of adjustments for forfeitures of $0.2 million and capitalization of $0.2 million. The expense for performance awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.1 million. $0.2 million of share-based compensation expense has been recorded in operating expenses in the year.

(2) During 2016, the Company settled $0.6 million of restricted awards and $0.4 million of performance awards; this was more than offset by issuance of restricted awards and performance awards in the year which resulted in an increase to the outstanding liability balances related to restricted awards and performance awards as at December 31, 2016.

Bellatrix Exploration Ltd.	27

The following table provides a summary of the Company’s share-based compensation plans for the year ended December 31, 2015:

($000s)	Share Options	Deferred Share Units	Restricted Awards(2)	Performance Awards	Total
Expense (recovery) for the year ended December 31, 2015 (1)	$4,095	$(1,167)	$740	$(87)	$3,581
Liability balance, December 31, 2015	$-	$1,591	$1,024	$919	$3,534

(1) The expense for share options is net of adjustments for reclassifications to operating expenses for $0.2 million, forfeitures of $0.7 million, and capitalization of $2.1 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.5 million. $0.4 million of share-based compensation expense has been recorded in operating expenses in the year.

(2) During 2015, the Company settled $1.0 million of restricted awards; this was more than offset by issuance of restricted awards in the year which resulted in an increase to the outstanding liability balance related to restricted awards as at December 31, 2015.

a.	Share Option Plan

Bellatrix has a share option plan where the Company may grant share options to its officers, employees, consultants, and other service providers. Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant. The maximum term of an option grant is five years. Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix. Share options, entitling the holder to purchase common shares of the Company, have been granted to officers, employees, consultants, and other service providers of Bellatrix. One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.

During the year ended December 31, 2016, Bellatrix granted 2,909,100 (2015: 4,432,500) share options. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the years ended December 31, 2016 and 2015, and the weighted average assumptions used in their determination are as noted below:

	2016	2015
Inputs:
Share price	$1.02	$3.73
Exercise price	$1.02	$3.73
Risk free interest rate (%)	0.6	0.6
Option life (years)	2.8	2.8
Option volatility (%)	73	52
Results:
Weighted average fair value of each share option granted	$0.47	$1.26

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2015: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the year ended December 31, 2016 was $1.29 (2015: $2.92).

Bellatrix Exploration Ltd.	28

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2014	$6.30	10,913,337
Granted	$3.73	4,432,500
Exercised	$3.39	(13,334)
Forfeited	$5.87	(1,259,171)
Expired	$3.89	(1,227,000)
Balance, December 31, 2015	$5.69	12,846,332
Granted	$1.02	2,909,100
Forfeited	$6.09	(1,438,666)
Expired	$5.21	(1,451,667)
Balance, December 31, 2016	$4.64	12,865,099

As of December 31, 2016, a total of 24,658,583 common shares were reserved for issuance on exercise of share options, leaving an additional 11,793,484 available for future share option grants.

Share Options Outstanding, December 31, 2016

	Outstanding			Exercisable
Exercise Price	At December 31, 2016	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At December 31, 2016	Exercise Price
$ 1.02 - $ 1.57	2,909,100	$1.02	4.6	-	-
$ 1.58 - $ 3.74	1,220,667	$3.28	0.7	1,165,995	$3.30
$ 3.75 - $ 3.84	3,662,500	$3.75	3.4	1,220,824	$3.75
$ 3.85 - $ 7.24	1,160,334	$4.83	2.2	943,656	$5.01
$ 7.25 - $ 7.87	653,999	$7.59	2.0	614,997	$7.59
$ 7.88 - $ 8.42	1,300,000	$8.00	2.0	1,300,000	$8.00
$ 8.43 - $ 9.16	132,500	$8.86	2.3	88,328	$8.86
$ 9.17 - $10.04	1,825,999	$9.24	2.4	1,223,633	$9.24
$ 1.02 - $10.04	12,865,099	$4.64	3.0	6,557,433	$6.15

Share Options Outstanding, December 31, 2015

	Outstanding			Exercisable
Exercise Price	At December 31, 2015	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At December 31, 2015	Exercise Price
$ 2.12 - $ 3.06	30,000	$2.12	4.7	-	$-
$ 3.07 - $ 3.74	1,474,668	$3.33	1.6	1,364,668	$3.34
$ 3.75 - $ 3.84	3,992,500	$3.75	4.4	-	$-
$ 3.85 - $ 5.22	1,060,501	$4.19	2.9	612,823	$4.28
$ 5.23 - $ 7.24	1,785,000	$5.68	0.9	1,654,990	$5.58
$ 7.25 - $ 7.87	774,332	$7.59	3.0	470,305	$7.58
$ 7.88 - $ 9.16	1,534,833	$8.08	3.0	978,486	$8.04
$ 9.17 - $10.04	2,194,498	$9.25	3.5	744,121	$9.25
$ 2.12 - $10.04	12,846,332	$5.69	3.1	5,825,393	$5.96

b.	Deferred Share Unit Plan

Under Bellatrix’s Deferred Share Unit Plan, the Company may grant to non-employee directors, deferred share units (“DSUs”). Each DSU is a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU. Participants of the DSU Plan may also elect to receive their annual remuneration in the form of DSUs. Subject to TSX and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction, in whole or in part, of any payment to be made upon the redemption of the DSUs. The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix). It is intended that in the event of a share based award, non-employee directors would receive DSU grants instead of share option grants.

Bellatrix Exploration Ltd.	29

During the year ended December 31, 2016, the Company granted 912,489 (2015: 372,753) DSUs, and had 1,888,341 DSUs outstanding as at December 31, 2016 (2015: 1,026,271). A total of $2.4 million (December 31, 2015: $1.6 million) was included in accounts payable and accrued liabilities as at December 31, 2016 in relation to the DSUs.

c.	Award Plan

Bellatrix has an Award Incentive Plan (“Award Plan”) where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. During 2016, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Award Plan. As a result, awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.

RAs granted to employees vest in equal annual amounts over the course of three years. Each RA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date. Unvested RAs are forfeited at the time the holder’s employment with the Company ends, except on death in which case they vest immediately. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for RAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding RAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income (Loss). The fair value of the outstanding RAs is recognized as a liability included as part of accounts payable on the Company’s Balance Sheet.

During the year ended December 31, 2016, the Company granted 1,423,860 (2015: 1,403,350) RAs, settled 567,411 (2015: 295,192) RAs, and had 2,131,625 RAs outstanding as at December 31, 2016 (2015: 1,593,537). A total of 318,361 RAs were forfeited during 2016 (2015: 277,672). A total of $1.0 million (December 31, 2015: $1.0 million) was included in accounts payable and accrued liabilities as at December 31, 2016 in relation to the RAs.

PAs vest on the third anniversary date of their issuance. Each PA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date, multiplied by a payout multiplier determined by the Company’s Board of Directors based on determined corporate performance measures. Unvested PAs are forfeited at the time the holder’s employment with the Company ends. Bellatrix incorporates an estimated forfeiture rate of 5% for PAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding PAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income (Loss). The fair value of the outstanding PAs is recognized as a liability included in accounts payable on the Company’s Balance Sheet.

During the year ended December 31, 2016, the Company granted 725,426 (2015: 530,650) PAs, settled 352,150 (2015: nil) PAs and had 1,516,676 PAs outstanding as at December 31, 2016 (2015: 1,246,200). A total of 102,800 PAs were forfeited during 2016 (2015: 35,900). A total of $0.8 million (2015: $0.9 million) was included in accounts payable and accrued liabilities as at December 31, 2016 in relation to the PAs.

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13.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at December 31, 2016, Bellatrix had approximately $1.45 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $144.1 million that expire in years through 2033.

The provision for income taxes differs from the expected amount calculated by applying the combined 2016 federal and provincial corporate income tax rate of 27.0% (2015: 26.0%) to net profit (loss) before taxes. This difference results from the following items:

($000s)	2016	2015
Expected income tax expense (recovery)	$(9,052)	$(152,171)
Unrealized foreign exchange (gain) loss	(1,938)	9,849
Share based compensation expense	856	1,161
Flow through share issuance	2,700	-
Other	576	320
Deferred tax expense (recovery)	$(6,858)	$(140,841)

The components of the net deferred tax asset at December 31, 2016 are as follows:

($000s)	2016	2015
Deferred tax liabilities:
Property, plant and equipment and exploration and evaluation assets	$(12,555)	$(12,142)
Risk management contract asset	-	(3,600)
Convertible Debentures	(3,028)	-
Deferred tax assets:
Senior Notes	418	(65)
Finance lease obligation	2,276	2,717
Deferred capital obligation	5,910	-
Deferred financing obligation	2,032	-
Deferred gain on sale	2,890	-
Risk management contract liability	4,477	105
Decommissioning liabilities	16,967	26,034
Share issue costs	1,950	2,520
Non-capital losses	38,895	40,766
Alberta non-capital losses greater than Federal non-capital losses	1,935	1,935
Other	1,546	985
Deferred tax asset (liability)	$63,713	$59,255

The Company recognized a net deferred tax asset based on the independently evaluated reserve report as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with the $14.6 million (2015: $18.2 million) unrealized allowable capital losses on marketable securities and USD denominated Senior Notes.

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A continuity of the net deferred income tax asset (liability) for 2016 and 2015 is provided below:

($000s)	Balance, Jan. 1, 2016	Recognized in profit (loss)	Recognized in equity	Balance, Dec. 31, 2016
Property, plant and equipment and exploration and evaluation assets	$(12,142)	$(413)	$-	$(12,555)
Decommissioning liabilities	26,034	(9,067)	-	16,967
Risk management contract asset	(3,600)	3,600	-	-
Risk management contract liability	105	4,372	-	4,477
Share issue costs	2,520	(1,264)	694	1,950
Non-capital losses	40,766	(1,871)	-	38,895
Finance lease obligation	2,717	(441)	-	2,276
Deferred capital obligation	-	5,910	-	5,910
Deferred financing obligation	-	2,032	-	2,032
Deferred gain on sale	-	2,890	-	2,890
Alberta non-capital losses greater than Federal non-capital losses	1,935	-	-	1,935
Senior Notes	(65)	483	-	418
Convertible Debentures	-	66	(3,094)	(3,028)
Other	985	561	-	1,546
Total	$59,255	$6,858	$(2,400)	$63,713

($000s)	Balance, Jan. 1, 2015	Recognized in profit (loss)	Recognized in equity	Balance, Dec. 31, 2015
Property, plant and equipment and exploration and evaluation assets	$(153,087)	$140,945	$-	$(12,142)
Decommissioning liabilities	22,151	3,883	-	26,034
Risk management contract asset	-	(3,600)	-	(3,600)
Risk management contract liability	-	105	-	105
Share issue costs	3,529	(1,009)	-	2,520
Non-capital losses	40,574	192	-	40,766
Finance lease obligation	2,909	(192)	-	2,717
Alberta non-capital losses greater than Federal non-capital losses	1,209	726	-	1,935
Senior Notes	-	(65)	-	(65)
Other	1,130	(144)	-	985
Total	$(81,585)	$140,841	$-	$59,255

14.	FINANCE INCOME AND EXPENSES

($000s)	2016	2015
Interest on Bank debt (1)	$13,516	$21,633
Interest on Convertible Debentures (2)	2,063	-
Interest on Senior Notes (2)	30,771	18,400
Accretion on decommissioning liabilities (non-cash)	1,713	1,803
Finance expense	$48,063	$41,836

(1)	Includes interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio.
(2)	Includes amortized costs related to the issuance of the Senior Notes and Convertible Debentures (detailed in note 8).

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15.	FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

($000s)	2016	2015
Realized gain (loss) on foreign exchange	$277	$(315)
Realized gain on foreign exchange contracts	-	349
Unrealized gain (loss) on foreign exchange	9,939	(39,022)
Unrealized gain (loss) on foreign exchange contracts	(2,021)	2,466
Gain (loss) on foreign exchange	$8,195	$(36,522)

Bellatrix had the following United States dollar foreign exchange forward purchase contracts outstanding at December 31, 2016:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

16.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the year ended December 31, 2016 was based on a net loss of $26.7 million (2015: net loss of $444.2 million).

	2016	2015
Basic common shares outstanding	246,585,828	191,963,910
Fully dilutive effect of:
Share options outstanding	12,865,099	12,846,332
Shares issuable on conversion of Convertible Debentures	30,864,200	-
Fully diluted common shares outstanding	290,315,127	204,810,242
Weighted average shares outstanding	214,105,063	191,960,312
Dilutive effect of share options (1)	-	-
Diluted weighted average shares outstanding	214,105,063	191,960,312

(1)	For the year ended December 31, 2016, a total of 12,865,099 (2015: 12,846,332) share options and 30,864,200 shares issuable on conversion of Convertible Debentures were excluded from the calculation as they were anti-dilutive.

17.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

▪	Credit risk
▪	Liquidity risk
▪	Market risk
▪	Foreign exchange risk
▪	Commodity price risk
▪	Interest rate risk

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This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Senior Notes, bank debt, Convertible Debentures (liability component), and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, senior notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current low commodity price environment. In order to preserve liquidity and capital resources, in January 2017, Bellatrix’s Board of Directors approved a 2017 net capital budget of up to $105 million. Bellatrix expects to be able to fund its 2017 capital program by reinvesting cash flow. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary. Please refer to note 8 and ‘Liquidity Risk’ below for further discussion.

The Company monitors its capital structure based on the ratio of total net debt to annualized funds flow from operations (defined below). This ratio is calculated as total net debt, defined as outstanding bank debt, Convertible Debentures (liability component), and Senior Notes, long term loan receivable and plus or minus adjusted working capital (defined below), divided by funds flow from operations (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors.

The Company’s capital structure and its calculation of total net debt and the total net debt to funds flow ratio as defined by the Company is as follows:

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Debt to Funds Flow from Operations Ratio
	Year ended December 31,
($000s, except where noted)	2016		2015

Shareholders’ equity	863,418		810,572

Bank debt	19,143		340,743
Loans receivable (long term)	(8,775)		-
Adjusted working capital deficiency (1)	23,716		44,878
Subtotal	34,084		385,621
Senior Notes (mature May 15, 2020) (2)	324,691		332,024
Net debt (1)	358,775		717,645
Convertible Debentures (liability component)	37,420		-
Total net debt (1) at year end	396,195		717,645

Debt to funds flow from operations ratio (annualized) (3) (4)
Funds flow from operations (4) (annualized)	33,748		118,612
Net debt (1) to periods funds flow from operations ratio (annualized) (3)	10.6	x	6.1	x
Total net debt to periods funds flow from operations ratio (annualized) (3)	11.7	x	6.1	x

Debt to funds flow from operations ratio (4)
Funds flow from operations for the year (4)	40,916		109,485
Net debt (1) to funds flow from operations ratio (4) for the year	8.8	x	6.6	x
Total net debt (1) to funds flow from operations ratio (4) for the year	9.7	x	6.6	x

(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, Convertible Debentures (liability component), current bank debt, long term loan receivable and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current portion of bank debt. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.

(2) For the year ended December 31, 2016, Senior Notes includes unrealized foreign exchange gain of $9.9 million (2015: $38.9 million) and does not include an unrealized gain of $2.0 million (2015: $2.5 million) on foreign exchange contracts.

(3) For the years ended December 31, 2016 and 2015, net debt and total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon fourth quarter funds flow from operations annualized.

(4) Funds flow from operations as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

As at December 31, 2016, the Company’s ratio of total net debt to annualized funds flow from operations (based on fourth quarter 2016 funds flow from operations) was 11.7 times. The total net debt to annualized funds flow from operations ratio as at December 31, 2016 increased from that at December 31, 2015 of 6.1 times primarily due to a decrease in funds flow from operations due to the significant and continued decline in commodity prices, combined with the decrease in sales volumes in 2016. Total net debt at December 31, 2016 was $396.2 million, a decrease of $321.4 million compared to total net debt of $717.6 million at December 31, 2015. The reduction in total net debt reflects a decrease of $7.3 million to the Senior Notes, resulting from an unrealized foreign exchange gain in the year ended 2016, a decrease of $351.5 million to the bank debt and adjusted working capital deficiency mainly attributable to the $187.5 million in proceeds on the disposition of certain production facilities and the Alder Flats Plant Sale, the issuance of common shares and Convertible Debentures for a combined gross proceeds of $80.0 million, and $107.0 million in cash proceeds ($127.0 million total proceeds including VTB loans and marketable securities) on non-core asset dispositions in the fourth quarter of 2016. The total net debt was partially offset by the issuance of Convertible Debentures in the third quarter of 2016 which have a liability component of $37.4 million.

c.	Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

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A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13.5 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.

As at December 31, 2016, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$7,351	$5,421	$12,772
Revenue and other accruals	26,220	524	26,744
Less: Allowance for doubtful accounts	-	(289)	(289)
Total accounts receivable	$33,571	$5,656	$39,227

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at December 31, 2016 and specifically the balances greater than 90 days, a provision of $0.3 million was made.

The carrying amount of accounts receivable and derivative assets represent the maximum credit exposure.

d.	Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 8 and the ability to repay the Credit Facilities.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 8, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Company’s Credit Facilities is $100 million providing the Company with approximately $80 million of available liquidity (excluding outstanding letters of credit). The Credit Facilities outline limitations based on percentages of the prior quarter’s sale volumes, which may be hedged through financial commodity price risk management contracts. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates, as outlined in note 8, which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein, and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at December 31, 2016, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018.

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There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

The following are the contractual maturities of liabilities as at December 31, 2016:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$77,334	$77,334	$-	$-	$-
Advances from joint venture partners	1,361	1,361	-	-	-
Bank debt – principal (2)	19,143	19,143	-	-	-
Convertible Debentures (liability component)	37,420	-	-	37,420	-
Senior Notes (3)	324,691	-	-	324,691	-
Decommissioning liabilities (4)	62,844	-	2,357	7,109	53,378
Deferred capital obligation (5)	21,890	18,165	3,725	-	-
Deferred financing obligation (5)	7,525	6,020	1,505	-	-
Finance lease obligation	8,429	1,538	1,645	938	4,308
Total	$560,637	$123,561	$9,232	$370,158	$57,686

(1) Includes $1.1 million of accrued interest payable in relation to the credit facilities and $3.6 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates. At December 31, 2016, the borrowing base under the Company’s Credit Facilities was $100 million comprised of a $20 million operating facility provided by a Canadian bank and an $80 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The maturity date of the Credit Facilities is October 1, 2017.

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).

(5) Pursuant to the Alder Flats Plant Sale Bellatrix recognized a deferred capital obligation and a deferred financing obligation as part of the disposition. Refer to financial statement note 8 for additional information.

e.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in the Canadian / United States dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or three years. See note 15 for the foreign exchange risk management contacts that the Company has entered at December 31, 2016.

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g.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of thirty months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at December 31, 2016, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	January 1, 2017 to December 31, 2017	115,995 GJ/d	$2.93 CDN	$2.93 CDN	AECO
Natural gas fixed	January 1, 2018 to December 31, 2018	60,000 GJ/d	$2.72 CDN	$2.72 CDN	AECO

Subsequent to December 31, 2016, the Company entered into the following fixed commodity price risk management contracts:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	January 1, 2018 to December 31, 2018	15,000 GJ/d	$2.58 CDN	$2.58 CDN	AECO

NGL fixed differential arrangements

Type	Period	Volume	Fixed Differential	Index
Propane	February 1, 2017 to December 31, 2017	1,500 bbl/d	51% of NYMEX WTI	OPIS Conway Propane
Propane	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

h.	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its bank debt which bears a floating rate of interest. As at December 31, 2016, if interest rates had been 1% lower with all other variables held constant, net loss for the three months ended December 31, 2016 would have been approximately $0.2 million lower, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

i.	Fair Value

The Company’s financial instruments as at December 31, 2016 include accounts receivable, loans receivable, deposits and prepaid expenses, marketable securities, risk management assets and liabilities, accounts payable and accrued liabilities, advances from joint venture partners, finance lease obligations, bank debt, Convertible Debentures and Senior Notes. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

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The loans receivable was determined to bear interest at a market rate and accordingly the fair market value approximates the carrying value. Marketable securities are fair valued based on the market price at each reporting date, with changes in fair value recognized in profit or loss. The marketable securities are classified as level 1 within the fair value hierarchy.

The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. The impact of netting gross amounts is negligible.

The risk management assets and liabilities at December 31, 2016 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The risk management contracts are classified as level 2 within the fair value hierarchy.

Bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

($000s)	2016	2015
Current portion commodity contract asset	$-	$8,845
Commodity contract asset (long term)	-	4,487
Foreign exchange contract asset (long term)	445	2,466
Current portion commodity contract liability	(13,936)	(390)
Commodity contract liability (long term)	(2,646)	-
Net risk management asset (liability)	$(16,137)	$15,408

18.	COMMITMENTS

In December 2016, Bellatrix and Grafton terminated the remainder of the development program under the Grafton Joint Venture. As a result, Bellatrix and Grafton have no further obligation to drill additional wells thereunder. The parties continue to have joint operations in existing wells related to the executed capital program.

Bellatrix and CNOR, a non-operated oil and gas company managed by Grafton Asset Management Inc., formed the CNOR Joint Venture in 2014. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 29, 2016, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2020 as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2017, with the expectation that the funds will be primarily spent between the years 2018 through 2020. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

The following is a summary of Bellatrix’s contractual obligations and commitments as at December 31, 2016:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$14,090	$25,142	$18,185	$12,055	$69,472

(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.

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19.	RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management includes officers and directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services is shown below:

($000s)	2016 (2)	2015 (3)
Short-term and long-term employee benefits	$3,933	$4,108
Share-based compensation (1)	2,509	613
	$6,442	$4,721

(1) Share-based compensation includes share options, RAs, PAs, and DSUs.

(2) In 2016, the Company’s key management was comprised of 5 officers (including one executive director), and 9 non-executive directors.

(3) In 2015, the Company’s key management was comprised of 5 officers (including one executive director), and 11 non-executive directors.

20.	SUPPLEMENTAL DISCLOSURES

Changes in Non-cash Working Capital

($000s)	2016	2015
Changes in non-cash working capital items:
Accounts receivable	$18,034	$52,857
Deposits and prepaid expenses	2,925	24,300
Accounts payable and accrued liabilities	(10,530)	(65,983)
Advances from joint venture partners	(21,597)	(53,430)
	$(11,168)	$(42,256)
Changes related to:
Operating activities	$(443)	$(3,685)
Financing activities	601	4,248
Investing activities	(11,326)	(42,819)
	$(11,168)	$(42,256)

Consolidated Statement of Comprehensive Income (Loss) Presentation

A mixed presentation of nature and function was used for the Company’s presentation of operating expenses in the Consolidated Statement of Comprehensive Income (Loss) for the current and comparative years. General and administrative expenses are presented by their function. Other expenses, including production, transportation, depletion and dispositions are presented by their nature. Such presentation is in accordance with industry practice.

Total employee compensation costs included in total production and general administrative expenses in the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2016 and 2015 are detailed in the following table:

($000s)	2016	2015
Production	$8,360	$9,273
General and administrative (1)	11,616	15,247
Employee compensation	$19,976	$24,520

(1) Amount shown is net of capitalization.

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